1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 18, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) ANNOUNCEMENT

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Aluminum Corporation of China Limited* (the "Company") has noted the recent increase in the price and trading volume of the H shares of the Company ("H Shares") and hereby states that the Board is not aware of any reasons for such movement other than the issue of the announcement on the estimated profit for the year 2010 by the Company on 17 January 2011.

Besides, the Company has noted that certain newspapers in Hong Kong reported the Company's proposed establishment of a joint venture with SAPA AB (full name: SAPA Profiles Holding AB). The Company hereby clarifies that in July 2010, the Company entered into a memorandum of understanding with SAPA AB in respect of the joint establishment of a joint venture to engage in the production of industrial aluminium products for rail transportation in the PRC (the "Potential Project"). As of the date of this announcement, the parties have not made any substantial development or executed any legally binding agreement or contract in respect of the Potential Project.

Save as disclosed above, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the H Shares of the Company.

This announcement is made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
18 January 2011

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (independent non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary